Free Writing Prospectus (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 May 14, 2008

$[•] 100% Principal Protected Notes due November 17, 2010 Linked to the Performance of a Basket of Currencies Medium-Term Notes, Series A, No. F-69

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Trade Date:	May 14, 2008

Issue Date:	May 19, 2008

Basket Final Valuation Date:	November 12, 2010*

Maturity Date:	November 17, 2010* (resulting in a term to maturity of approximately 2.5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Japanese Yen (the “USDJPY” currency exchange rate), (ii) the U.S. Dollar and the Swiss Franc (the “USDCHF” currency exchange rate) (iii) the U.S. Dollar and the Pound Sterling (the “USDGBP” currency exchange rate) and (iv) the U.S. Dollar and the Euro (the “USDEUR” currency exchange rate) (each a “currency exchange rate” and a “basket component”). The currency exchange rates for each reference currency, on any given day, including the trade date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

(a)     where the currency exchange rate is USDJPY, the Japanese Yen per U.S. Dollar fixing rate for settlement in two business days which appears on Reuters screen “WMRSPOT12” to the right of the caption “JPY” under the caption “MID” at approximately 4 p.m., New York time, on the relevant date;

(b)     where the currency exchange rate is USDCHF, the Swiss Franc per U.S. Dollar fixing rate for settlement in two business days which appears on Reuters screen WMR to the right of the caption “CHF” under the caption “MID” at approximately 4 p.m., New York time, on the relevant date;

(c)     where the currency exchange rate between the Pound Sterling and the U.S. Dollar (the “USDGBP” currency exchange rate), on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate using the Pound Sterling per U.S. dollar fixing rate, which is 1 divided by GBPUSD on Reuters Screen WMR to the right of the caption “GBP” under the column “mid” at approximately 4:00 p.m., London time, on the relevant date; and

(d)     where the currency exchange rate is USDEUR, the Euro per U.S. dollar fixing rate, which is 1 divided by the EURUSD, U.S. dollar per Euro exchange rate, which appears on Reuters Screen WMR to the right of the caption “EUR” under the column “mid” at approximately 4:00 p.m., London time, on the relevant date.

See “Description of Reference Asset” in this free writing prospectus for additional information.

Participation Rate:	100%

Principal Protection Percentage:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the participation rate and (ii) the basket performance:

$1,000 + [$1,000 x (participation rate x basket performance)]

•        if the basket performance is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the trade date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = 104.4400 with respect to USDJPY, 1.05100 with respect to USDCHF, 0.5138 with respect to USDGBP and 0.6458 with respect to USDEUR currency exchange rate

C(i) Final = The reference level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is 1/4 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738RG91 and US06738RG919

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC

Per Note	100.00%	[•]%	[•]%
Total	$[•]	$[•]	$[•]

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007 and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the basket components on the basket final valuation date relative to their reference levels on the trade date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000, a participation rate of 100% and that the reference levels of the basket components are as indicated.

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Example 1: In this case, U.S. dollar strengthens against all four reference currencies.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USD-JPY Exchange Rate	104.4400	122.8706	15.00%	25%	3.75%
USD-CHF Exchange Rate	1.0510	1.1678	10.00%	25%	2.50%
USD-GBP Exchange Rate	0.5138	0.6045	15.00%	25%	3.75%
USD-EUR Exchange Rate	0.6458	0.6798	5.00%	25%	6.25%

Basket					16.25%

Step 2: Calculate the payment at maturity.

Because the basket performance of 16.25% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (100% x 16.25%)] = $1,162.50

Therefore, the payment at maturity is $1,162.50 per $1,000 principal amount Note, representing a 16.25% return on investment over the term of the Notes.

Example 2: In this case, U.S. dollar strengthens against two reference currencies while weakens against the other reference currencies.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USD-JPY Exchange Rate	104.4400	99.4667	-5.00%	25%	-1.25%
USD-CHF Exchange Rate	1.0510	1.2365	15.00%	25%	3.75%
USD-GBP Exchange Rate	0.5138	0.4671	-10.00%	25%	-2.50%
USD-EUR Exchange Rate	0.6458	0.7688	16.00%	25%	4.00%

Basket					4.00%

Step 2: Calculate the payment at maturity.

Because the basket performance of 4.00% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (100% x 4.00%)] = $1,040.00

Therefore, the payment at maturity is $1,040.00 per $1,000 principal amount Note, representing a 4.00% return on investment over the term of the Notes.

Example 3: In this case, the U.S. Dollar weakens against all four reference currencies.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USD-JPY Exchange Rate	104.4400	99.4667	-5.00%	25%	-1.25%
USD-CHF Exchange Rate	1.0510	1.0304	-2.00%	25%	-0.50%
USD-GBP Exchange Rate	0.5138	0.4671	-10.00%	25%	-2.50%
USD-EUR Exchange Rate	0.6458	0.5382	-20.00%	25%	-5.00%

Basket					-9.25%

Step 1: Calculate the basket performance.

Step 2: Calculate the payment at maturity.

Because the basket performance of -9.25% is less than 0%, you will receive a payment at maturity of $1,000. The return on your investment is 0.00%.

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes will be treated for U.S. federal income tax purposes as contingent payment debt instruments. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Notes Bullish on the U.S. dollar—The basket performance will only be positive if, on average, the value of the U.S. dollar strengthens relative to the reference currencies, comprising the basket components. If, on average, the U.S. dollar weakens in value relative to the Swiss Franc, Pound Sterling, the Japanese Yen and the Euro over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

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•

Returns Do Not Increase at a Constant Rate—As the reference currencies weaken (and the U.S. dollar strengthen), the basket performance will also increase but at a diminishing marginal rate. For example, in Example 1, if the USDGBP currency exchange rate had doubled from its initial value of 0.5107 to 1.0214 (an increase of 100% in the value of the U.S. Dollar), the corresponding performance of that basket component would have resulted in a performance of 50%. Moreover, as the C(i)Final increase from C(i)Initial, the returns on the Notes continue to increase but at a diminishing marginal rate.

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the reference levels of some or all of the basket components were higher than the reference levels on the trade date at some time during the term of the Notes but later falls below those initial reference levels. If the basket performance is positive, dependent on the participation rate, to be decided on trade date, you may receive a lower payment at maturity than you would have received if you had invested in the basket component directly.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the trade date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which is determined by the calculation agent in accordance with the following:

a) where the currency exchange rate is USDJPY, the Japanese Yen per U.S. Dollar fixing rate for settlement in two business days which appears on Reuters screen “WMRSPOT12” to the right of the caption “JPY” under the caption “MID” at approximately 4 p.m., New York time, on the relevant date ;

(b) where the currency exchange rate is USDCHF, the Swiss Franc per U.S. Dollar fixing rate for settlement in two business days which appears on Reuters screen WMR to the right of the caption “CHF” under the caption “MID” at approximately 4 p.m., New York time, on the relevant date;

(c) where the currency exchange rate between the Pound Sterling and the U.S. Dollar (the “USDGBP” currency exchange rate), on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate using the Pound Sterling per U.S. dollar fixing rate, which is 1 divided by GBPUSD on Reuters Screen WMR to the right of the caption “GBP” under the column “mid” at approximately 4:00 p.m., London time, on the relevant date; and

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(d) where the currency exchange rate is USDEUR, the Euro per U.S. dollar fixing rate, which is 1 divided by the EURUSD, U.S. dollar per Euro exchange rate, which appears on Reuters Screen WMR to the right of the caption “EUR” under the column “mid” at approximately 4:00 p.m., London time, on the relevant date.

If any of the Reuters pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

The following graphs set forth the historical performance of the Japanese Yen, Swiss Franc, Pound Sterling and Euro based on the daily, closing currency exchange rates from January 2, 2001 through May 13, 2008. We obtained the information regarding these closing currency exchange rates of the USDGBP, USDJPY and USDEUR below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance closing currency exchange rates of the USDJPY, USDCHF, USDGBP and USDEUR should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USDJPY, USDCHF, USDGBP and USDEUR currency exchange rates will result in any return in addition to your initial investment.

The reference levels of the USDJPY, USDCHF, USDGBP and USDEUR currency exchange rates on May 13, 2008 were 104.4400, 1.0510, 0.5138 and 0.6458 respectively.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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